Mail Stop 6010								May 24, 2005

Lighten Up Enterprises International, Inc.
2200 Powell Street, Suite 675
Emeryville, CA 94608
Attn: Isaac Cohen

Re:	Lighten Up Enterprises International, Inc.
       	Preliminary information statement filed May 17, 2005
       	File No. 0-50073

Dear Mr. Cohen:

	This is to advise you that we have monitored the subject filing solely with respect to the issues raised in the following comments.

1. In the "Principal Features of the Reincorporation" subsection of the information statement on page 10, you state that the discussion of the charter documents, bylaws and merger agreement is qualified in its entirety by reference to the documents themselves. You should summarize all of the material terms of the documents in the information statement, and state in the information statement that you have done so.

2. We note that one item you discuss is an increase in the number of authorized shares of common stock of the company. As to your common stock, please expand the disclosure to state the number of shares reserved for issuance under option plans, in connection with convertible securities, etc., and the number of shares available for issuance which have not been reserved.

3. You should also disclose whether or not there are any agreements, arrangements, plans or understandings with anyone to sell or issue any shares of common stock.

4. We note that you are attempting to incorporate by reference financial statements from your Form 10-K. It does not appear you are eligible to incorporate by reference without furnishing the financials as well as incorporating them by reference. Also, you should update the financials by furnishing your latest Form 10-Q.

	As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

	Any questions should be directed to Michael Reedich at (202)
551-3612.


							Sincerely,



							Jeffrey Riedler
							Assistant Director
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